

May 30, 2012

Via E-mail
Mr. David Baazov
President and Chief Executive Officer
Amaya Gaming Group Inc.
7600 TransCanada Hwy
Pointe-Claire, Quebec, Canada
H9R 1C8

      Re: CryptoLogic Limited
               Amendment No. 7 to Tender Offer Statement on Schedule TO
               Filed on May 16, 2012 by Amaya Gaming Group Inc.
               File No. 005-59141

Dear Mr. Baazov:

We have reviewed your letter dated May 29, 2012 and have the following comments.

Exhibit 99.(a)(12) -- Notice of Change and Extension of the Offer, dated May 16, 2012

Notice of Change and Extension

Amendments to the Offer Document, page 1

1.   In comment eight of our letter dated March 1, 2012, we asked whether it was possible for bidder to "squeeze out" any remaining target security holders if the offer were to be consummated but bidder did not achieve the 90% squeeze out threshold discussed in the offer materials. In a response letter submitted on March 8, 2012 and amended offer materials filed on the same date, you stated that it was not possible under applicable Guernsey law to squeeze out remaining target security holders at ownership levels above 50% but below 90% of target shares. After the end of the initial offering period and during the subsequent offering period in this offer, you amended the offer materials to inform remaining security holders that squeeze out is in fact possible at levels above 75%. We have carefully considered the arguments, described in your letters dated May 22, 2012 and May 29, 2012, concerning the materiality of the new information relating to the squeeze out threshold. We continue to believe that disclosures concerning a squeeze out threshold are material to an investment decision and the change to the squeeze out threshold described in your letter and the amended offer materials may also

be material to an investor during both the initial and subsequent offering periods of this offer.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Christopher W. Morgan, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP